December 18, 2023

Via EDGAR

Mr. Stephen Kim
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Willis Lease Finance Corporation
Form 10-K for the Fiscal Year December 31, 2022
File No. 001-15369

Ladies and Gentlemen:

We, Willis Lease Finance Corporation (the "Company"), are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the letter dated November 15, 2023. For ease of reference, the numbered paragraph below corresponds to the numbered comment in the letter. The Company's response to the Staff's comment follows immediately after the text of its comment.

Form 10-K for Fiscal Year December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Position, Liquidity and Capital Resources
Cash Flows Discussion, page 30

1.Cash flows provided by operating activities increased from $90.7 million in fiscal 2021 to $144.4 million in fiscal 2022, and in the Form 10-Q for the interim period ended September 30, 2023 increased from $82.6 million in fiscal 2022 to $169.0 million in fiscal 2023. Please provide a comparative analysis of material changes in operating cash flows for all annual and interim periods presented. Refer to Item 303(b) of Regulation SK, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors cited.

Response:

In response to the Staff’s comment, the Company will enhance its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2023, as appropriate, to include additional discussion of both the material factors affecting operating cash flows and the reasons underlying these factors. The Company’s disclosure will be consistent with the example presented below, which includes additions to the original disclosure included in the Form 10-K that was reviewed by the Staff, with additional language in brackets and italics:

Form 10-K for Fiscal Year December 31, 2022

Cash flows provided by operating activities were $144.4 million and $90.7 million in the years ended December 31, 2022 and 2021, respectively. [The $53.7 million, or 59.3%, increase in operating cash flow was driven by a 20.6% increase in lease rent revenue and a 55.1% increase in spare parts and equipment sales, reflecting growth in the size of the lease portfolio along with continued improvements in demand and rates in the post-COVID environment. Additionally, the recovery in global travel influenced the financial health of lessee customers, driving $8.0 million of incremental operating cash flows associated with receivables as collections improved and $6.4 million of improved inventory cash flows as demand for surplus parts increased. Changes in maintenance reserves also contributed to a $20.0 million increase in year over year operating cash flows as improved market conditions limited asset returns, reducing the return or forfeiture of maintenance reserves.]
4700 Lyons Technology Parkway | Coconut Creek, Florida 33073 USA
+1 561.349.9989 | www.wlfc.global

Cash flows from operations are driven significantly by payments made under our lease agreements, which comprise lease revenue, security deposits and maintenance reserves, and are offset by interest expense and general and administrative costs. Cash received as maintenance reserve payments for some of our engines on lease are partially restricted by our debt arrangements. The lease revenue stream, in the short term, is at fixed rates while a portion of our debt is at variable rates. If interest rates increase, it is unlikely we could increase lease rates in the short term and this would cause a reduction in our earnings and operating cash flows. Revenue and maintenance reserves are also affected by the amount of equipment off lease. Approximately 80% and 82%, by book value, of our assets were on-lease as of December 31, 2022 and 2021, respectively. The average utilization rate for the years ended December 31, 2022 and 2021 was approximately 82% and 81%, respectively. If there is an increase in off-lease rates or deterioration in lease rates that are not offset by reductions in interest rates, there will be a negative impact on earnings and cash flows from operations.

Form 10-Q for Interim Period September 30, 2023

Cash flows provided by operating activities were $169.0 million and $82.6 million for the nine months ended September 30, 2023 and 2022, respectively. [The $86.4 million, or 104.6%, increase in operating cash flow was driven by a 41.0% increase in lease rent revenue and a 62.3% increase in maintenance reserve revenue, reflecting growth in the size and utilization of the lease portfolio along with increased levels of usage fees resulting from high levels of travel and supply chain constraints. Additionally, the continued recovery in global travel influenced the financial health of lessee customers, driving $6.5 million of incremental operating cash flows associated with receivables as collections improved. Changes in maintenance reserves contributed to a $26.4 million increase in period over period operating cash flows as lessees took more assets on lease with increased utilization. Changes in unearned revenue contributed to a $17.6 million difference in period over period operating cash flows reflecting deferral of in-substance fixed payment use fees. Partially offsetting these increases in operating cash flows was a period over period decline in cash flows from changes in inventory, resulting from the lower spare parts sales in the current year period.]

Cash flows from operations are driven significantly by payments made under our lease agreements, which comprise lease revenue, security deposits and maintenance reserves, and are offset by interest expense and general and administrative costs. Cash received as maintenance reserve payments for some of our engines on lease are partially restricted by our debt arrangements. The lease revenue stream, in the short-term, is at fixed rates while a portion of our debt is at variable rates. If interest rates increase, it is unlikely we could increase lease rates in the short term and this would cause a reduction in our earnings and operating cash flows. Revenue and maintenance reserves are also affected by the amount of equipment off lease. Approximately 84% and 80%, by book value, of our assets were on-lease as of September 30, 2023 and December 31, 2022, respectively. The average utilization rate (based on net book value) for the nine months ended September 30, 2023 and 2022 was approximately 85% and 82%, respectively. If there is an increase in off-lease rates or deterioration in lease rates that are not offset by reductions in interest rates, there will be a negative impact on earnings and cash flows from operations.

* * *

If you have any questions or further comments, please do not hesitate to contact me at (561) 349-9989.

Sincerely,
Willis Lease Finance Corporation

By: /s/ Scott B. Flaherty
Scott B. Flaherty
Executive Vice President and Chief Financial Officer

cc:
Dean Poulakidas, Executive Vice President and General Counsel
Albert W. Vanderlaan, Orrick, Herrington & Sutcliffe LLP
4700 Lyons Technology Parkway | Coconut Creek, Florida 33073 USA
+1 561.349.9989 | www.wlfc.global